SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Issuer)

Series A Common Stock

(Title of class of securities)

21240E105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Air Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 191,723,624*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,723,624*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%*
12	TYPE OF REPORTING PERSON (See Instructions) PN
* SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Air Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 191,723,624*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,723,624*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%*
12	TYPE OF REPORTING PERSON (See Instructions) OO
* SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 191,723,624*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,723,624*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%*
12	TYPE OF REPORTING PERSON (See Instructions) PN
* SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 191,723,624*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,723,624*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%*
12	TYPE OF REPORTING PERSON (See Instructions) OO
* SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: HSBC México, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 17,580,913*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,580,913*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) BK
* SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario Fideicomiso 1405
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 12,477,321*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,477,321*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%*
12	TYPE OF REPORTING PERSON (See Instructions) BK
* SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Atlas Discovery Mexico, S. de R.L. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 17,580,913*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,580,913*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) OO
* SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates II Mexico, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 17,580,913*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,580,913*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) PN
* SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Atlas Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 17,580,913*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,580,913*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) OO
* SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Harry F. Krensky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 209,304,537*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,304,537*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%*
12	TYPE OF REPORTING PERSON (See Instructions) IN
* SEE ITEM 4

Item 1.

(a) Name of Issuer

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(b) Address of Issuer’s Principal Executive Offices

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, D.F. 01210

Item 2.

(a) Name of Person Filing

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	Discovery Air Investments, L.P. (“Discovery Air”)

(ii)	Discovery Air Investments GP, LLC (“Discovery Air GP”)

(iii)	Discovery Americas Associates, L.P. (“Discovery Americas”)

(iv)	Discovery Capital Partners, LLC (“Discovery Capital”)

(v)	HSBC México, S.A. (“HSBC”)

(vi)	Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario Fideicomiso 1405 (“Banco Invex”)

(vii)	Atlas Discovery Mexico, S. de R.L. de C.V. (“Atlas Discovery”)

(viii)	Discovery Americas Associates II Mexico, L.P. (“Discovery Mexico”)

(ix)	Atlas Private Equity, LLC (“Atlas”)

(x)	Harry F. Krensky (“Mr. Krensky”)

(b) Address of Principal Business Office of each of the Reporting Persons:

c/o Discovery Air

189 Baldwin Road

Mt. Kisco, NY 10549

(c) Citizenship

(i)	Discovery Air: Canada

(ii)	Discovery Air GP: Delaware

(iii)	Discovery Americas: Canada

(iv)	Discovery Capital: Connecticut

(v)	HSBC: Mexico

(vi)	Banco Invex: Mexico

(vii)	Atlas Discovery: Mexico

(viii)	Discovery Mexico: Canada

(ix)	Atlas: Delaware

(x)	Harry F. Krensky: United States of America

(d) Title of Class of Securities

Series A Common Stock (“Series A”)

(e) CUSIP No.

21240E105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Each of the shares beneficially owned by the Reporting Persons was acquired prior to the Issuer’s initial public offering in September 2013 (the “IPO”) and has been held by the Reporting Persons since the time of the IPO.

Pursuant to the Issuer’s bylaws, Series A shares can be directly owned only by Mexican individuals or entities controlled by Mexican individuals. As a result, Discovery Air holds 14,575,502 American Depositary Shares (“ADSs”) and 6 Ordinary Participation Certificates (“CPOs”), each ADS representing ten CPOs and each CPO representing a financial interest in one Series A share. The CPOs have been deposited in a CPO trust.

Discovery Air also directly holds 45,968,598 shares of Series B Common Stock (“Series B”). Each of the Series B shares is fully convertible, at any time, into one Series A share. Based on the 45,968,598 Series B shares, the 14,575,502 ADSs and the 6 CPOs that it holds, Discovery Air may be deemed to have dispositive power over 191,723,624 Series A shares (on an as-converted basis).

Discovery Air GP is the general partner of Discovery Air; Discovery Americas is the general partner of Discovery Air GP; and Discovery Capital is the general partner of Discovery Americas. Mr. Krensky owns a majority of the capital of Discovery Capital and therefore may be deemed to control the investment decisions of Discovery Capital. As a result of the foregoing relationships, Discovery Air GP, Discovery Americas, Discovery Capital and Mr. Krensky may be deemed to share dispositive power over all of the Series A shares beneficially owned (on an as-converted basis) by Discovery Air.

Banco Invex holds, as trustee of the trust F/1405, 1,247,732 ADSs and 1 CPO. As such, Banco Invex may be deemed to have dispositive power over 12,477,321 Series A shares (on an as-converted basis). HSBC, as trustee of the trust F/262374 (“DAII Mex”), is the beneficiary of the F/1405 trust.

HSBC holds, as trustee of DAII Mex, 510,359 ADSs and 2 CPOs. As such, HSBC may be deemed to have dispositive power over 5,103,592 Series A shares (on an as-converted basis). As beneficiary of the trust F/1405, HSBC may also be deemed to beneficially own the 12,477,321 Series A shares (on an as-converted basis) beneficially owned by Banco Invex. The investment decisions of both HSBC and Banco Invex are made by technical committees consisting of five or more members.

Atlas Discovery is the investment manager of the DAII Mex trust, and Discovery Mexico is the secondary beneficiary of the DAII Mex trust. Atlas is the general partner of Discovery Mexico. Mr. Krensky is the sole member of Atlas. As a result of the foregoing relationships, Atlas Discovery, Discovery Mexico, Atlas and Mr. Krensky may be deemed to share dispositive power over all of the Series A shares (on an as-converted basis) beneficially owned by HSBC.

None of the Reporting Persons has Series A voting rights with respect to the ADSs, CPOs or Series B shares, as applicable, held by such Reporting Person. However, in the event that (a) the ADSs or CPOs were transferred to a Mexican individual or entity controlled by Mexican individuals, and such new holder(s) held Series A shares directly, or (b) the Series B shares were transferred to a Mexican individual or entity controlled by Mexican individuals and converted into Series A shares, such new holder(s) would have voting power over such Series A shares.

Each of the Reporting Persons expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any Series A shares covered by this statement not owned by him or it of record.

1.	Discovery Air

a.	Amount beneficially owned: 191,723,624

b.	Percent of class: 18.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 191,723,624

2.	Discovery Air GP

a.	Amount beneficially owned: 191,723,624

b.	Percent of class: 18.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 191,723,624

3.	Discovery Americas

a.	Amount beneficially owned: 191,723,624

b.	Percent of class: 18.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 191,723,624

4.	Discovery Capital

a.	Amount beneficially owned: 191,723,624

b.	Percent of class: 18.9%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 191,723,624

5.	HSBC

a.	Amount beneficially owned: 17,580,913

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 17,580,913

6.	Banco Invex

a.	Amount beneficially owned: 12,477,321

b.	Percent of class: 1.2%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,477,321

7.	Atlas Discovery

a.	Amount beneficially owned: 17,580,913

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 17,580,913

8.	Discovery Mexico

a.	Amount beneficially owned: 17,580,913

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 17,580,913

9.	Atlas

a.	Amount beneficially owned: 17,580,913

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 17,580,913

10.	Harry F. Krensky

a.	Amount beneficially owned: 209,304,537

b.	Percent of class: 20.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 209,304,537

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015	DISCOVERY AIR INVESTMENTS, L.P.

	By:	Discovery Air Investments GP, LLC,
its general partner

	By:	Discovery Americas Associates, L.P.,
its general partner

	By:	Discovery Capital Partners, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015	DISCOVERY AIR INVESTMENTS GP, LLC

	By:	Discovery Americas Associates, L.P.,
its general partner

	By:	Discovery Capital Partners, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015	DISCOVERY AMERICAS ASSOCIATES, L.P.

	By:	Discovery Capital Partners, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015	DISCOVERY CAPITAL PARTNERS, LLC

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015	HSBC México, S.A.

	By:	/s/ Carlos Miguel Mendoza Valencia
	Name:	Carlos Miguel Mendoza Valencia
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015	BANCO INVEX, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO FIDEICOMISO 1405

	By:	/s/ Mauricio Rangel Laisequilla
	Name:	Mauricio Rangel Laisequilla
	Title:	Delegado Fiduciario

	By:	/s/ Edgar Figueroa Pantoja
	Name:	Edgar Figueroa Pantoja
	Title:	Delegado Fiduciario

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015	ATLAS DISCOVERY MEXICO, S. DE R.L. DE C.V.

	By:	/s/ Carlos Miguel Mendoza Valencia
	Name:	Carlos Miguel Mendoza Valencia
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015	DISCOVERY AMERICAS ASSOCIATES II MEXICO, L.P.

	By:	Atlas Private Equity, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015	ATLAS PRIVATE EQUITY, LLC

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015

/s/ Harry F. Krensky
HARRY F. KRENSKY

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated July 9, 2015.